June 10, 2010

Mr. William H. Demarest IV

Staff Accountant,

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rayonier Inc.

Form 10-K for the year ended December 31, 2009

Filed February 24, 2010

Schedule 14A filed April 5, 2010

File No. 001-06780

Dear Mr. Demarest:

The following is in response to your letter dated May 26, 2010 regarding the review of Rayonier’s 2009 Form 10-K and Schedule 14A.

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 1 – Business

Customers, page 4

1.

Please tell us the relationship or any agreements or arrangements you have with your customers that account for 10 percent or more of your consolidated revenues. Please tell us what consideration you gave to including any agreements or arrangements with these customers as exhibits to the Form 10-K. See Item 101(c)(1)(vii) of Regulation S-K.

In 2009, a group of customers under the common control of Eastman Chemical Company (and its affiliates), Celanese and Nantong Cellulose represented 13, 12 and 11 percent of our consolidated sales, respectively. Our relationships with these customers extend over many years and the entry into contracts with them is in the ordinary course of our business, similar to our other pulp customers. These contracts do not represent special agreements or arrangements with them. Therefore, these contracts need not be filed based on the provisions of Item 601(b)(10)(ii), which exempts from filing contracts that are made in the ordinary course of business. These contracts do not fall into any of the exceptions to the “ordinary course” rule set forth in subsections A through D of Item 601(b)(10)(ii).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

2.

Tell us what consideration you gave to including disclosure in the MD&A regarding the liquidity risks you may face related to the color reduction plan pursuant to the court order issued by the Environmental Protection Division of the Georgia Department of Natural Resources, which you discuss in the Legal Proceedings section.

In our 2009 Form 10-K MD&A, we made multiple disclosures regarding the funding requirements related to the effluent color reduction plan for our Jesup mill pursuant to a consent order entered into by Rayonier and the Environmental Protection Division of the Georgia Department of Natural Resources, as well as the sources of liquidity to address these expenditures. These disclosures, listed below, fully identify the impacts to and the sources of our liquidity over the life of the consent order as required by Item 303 of Regulation S-K:

•

Page 22, Operational Strategies – description of 2010 capital expenditures of $140 million to $145 million, increasing above 2009 primarily for cost reduction and efficiency projects, and expenditures required under the consent order.

•

Page 21, Executive Summary – we disclose that we expect to use the $180 million in proceeds related to the alternative fuel mixture credit for strategic growth opportunities, capital expenditures in our Performance Fibers mills and for additional pension contributions.

•	Page 31, Liquidity and Capital Resources – we state that our operations have generally produced consistent cash flows and have required limited capital resources.
•

Page 21, Executive Summary – we reference our conservative leverage, our investment grade rating and that we recently raised $172.5 in new financing. We also disclose that we have $235 million of available borrowing capacity on our revolving credit facility as of December 31, 2009.

•	Page 35, Contractual Financial Obligations, note (4) – this disclosure shows the total of all of the funding requirements of the Jesup mill consent order ($67.3 million) by year.
•

Page 36, Environmental Regulation – this disclosure discusses our projected environmental capital spending over the next five years of $90 million to $95 million, increasing above prior levels due to environmental projects related to the Jesup mill consent order.

These factors allowed us to conclude in the Executive Summary on page 22 that we have adequate liquidity and sources of capital to run our business efficiently and effectively, and that we expect cash flows from operations to adequately cover planned capital expenditures in 2010. Further, the risk of not being able to fund requirements beyond 2010 is remote.

As stated above, we believe that our disclosures fully satisfy the relevant requirements of Item 303 of Regulation S-K. Item 303(a)(1), captioned “Liquidity,” requires us to:

Identify any known trends or any known demands, commitments, events or uncertainties that will result or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that the registrant has taken or proposes to take to remedy the deficiency.

In our disclosures referenced above, we have repeatedly identified the event that may materially impact our liquidity, and we have identified the various sources of cash available to us to fund the environmental obligations related to the consent order (cash being fungible). Further, as required by Item 303(a)(2), captioned “Capital Resources,” we have described our “material commitments for capital expenditures as of the end of the latest fiscal period, and indicated the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.” As required by Item 303(a)(5), we have described our environmental payment obligations in future years. Again, we have indicated throughout these disclosures that we have sufficient liquidity to make the required payments, and we have indicated the various sources of liquidity available to us for these payments. We believe that these disclosures fully satisfy the requirements of Item 303 of Regulation S-K.

Performance and Liquidity Indicators, page 33

3.

Please revise your Adjusted CAD Reconciliation in future filings to present the three major categories of the statement of cash flows. Refer to question 102.06 of the Compliance and Disclosure Interpretation: Non-GAAP Financial Measures, updated January 15, 2010.

We will provide the three major categories of the statement of cash flows in future filings immediately preceding our Adjusted CAD Reconciliation found on page 34.

Note 3. Alternative Fuel Mixture Credit, page F-12

4.	Please clarify to us your basis for including this tax credit in operating income.

As additional background, as part of our accounting analysis, we first determined that the alternative fuel mixture credit (“AFMC”) was not an “income tax” pursuant to ASC 740, Income Taxes as the credit is not determined based on taxable income nor is realization dependent upon the Company having taxable income. In determining the recognition of the AFMC, we determined that there is no authoritative literature within U.S.

Generally Accepted Accounting Principles (“GAAP”) specifying guidance on accounting for these types of credits. We considered accounting principles for similar transactions within authoritative GAAP, but no guidance applied to the AFMC. We then considered nonauthoritative guidance from other sources listed in Accounting Standards Codification 105, Generally Accepted Accounting Principles.

International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) defines a government grant as “assistance by government in the form of transfers of resources to an entity in return for past or future compliance with certain conditions relating to the operating activities of the entity”. The AFMC, which is paid to eligible companies that produce and use an alternative fuel in the operation of their business, meets the definition of a government grant. We concluded that IAS 20 is the appropriate guidance as it is the most closely related accounting standard. We understand that IAS 20 is commonly utilized by companies following U.S. GAAP when evaluating the accounting for government grants.

When evaluating the classification of the AFMC within the income statement, we considered various sources of guidance on income statement classification. We believe such credit should be included in operating income, as opposed to non-operating income, as the credit is earned for each gallon of alternative fuel mixture utilized during our production process, and as such the credit is directly related to our operations.

We then determined that the AFMC should not be considered part of revenue and was not a rebate, reimbursement or discount related to costs incurred that would be required to be reflected as a reduction of operating expenses pursuant to U.S. GAAP. We considered IAS 20, paragraph 29 which states that an entity may record government grants as other income, or may deduct them from the related expense (i.e. include in cost of sales). Paragraph 30 of IAS 20 discusses how recording a grant to other income better facilitates comparability on a year-to-year basis. We considered comparability in determining how to classify the AFMC on the Consolidated Statement of Income and Comprehensive Income, since the AFMC will only impact 2009 as the AFMC was not extended by the government. Accordingly, in considering all the relevant guidance, we concluded that an acceptable classification for the AFMC was other operating income.

Signatures, page F-47

5.	Please tell us if Mr. Vanden Noort is also your principal accounting officer or controller. Refer to General Instruction D to Form 10-K.

Mr. Vanden Noort is also our principal accounting officer and we will include this under his title in future filings.

Exhibit Index

6.

We note that exhibit 10.30 only lists and does not include the exhibits and schedules listed in the table of contents for such agreement. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreement.

The document referenced in exhibit 10.30, is a four-year old revolving credit agreement that we expect to replace within the next 12 months. Many of the schedules to that document contain factual information that, even at the time of entry into the agreement in 2006, was not of a level of materiality that required disclosure under applicable SEC rules. The information in these outdated schedules is now several years old (and hence, in many cases no longer accurate), and because we have no duty to update outdated information contained in schedules and exhibits to this document, we believe that having such outdated information on file may be misleading to shareholders. In lieu of filing such information, we suggest that we file only the schedules and exhibits that do not contain immaterial, outdated factual information. We would do so with our next 10-Q filing. For future filings, we agree to file all exhibits and schedules to material contracts that we file under Item 601(b)(10).

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 5, 2010

General

7.

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The “Board Leadership Structure and Oversight of Risk” discussion beginning on page 12 of our Proxy Statement identifies the role of our Enterprise Risk Management (“ERM”) Committee in performing a risk assessment of our overall compensation policies and practices. The ERM Committee consists of senior executives and is chaired by our Chairman, President and CEO. In designing the risk assessment process, the ERM Committee worked with the compensation consultant to the Compensation and Management Development Committee of our Board of Directors (the “Compensation Committee”) to develop a template to evaluate each of the twelve different incentive compensation programs in place across the Company, ranging from the Performance Share Program applicable to executives to the gain share programs covering hourly workers at our manufacturing facilities. The process involved evaluation of each plan’s design, purpose, performance metrics, the rationale for use of such metrics, the potential resulting risks and the factors and strategies in place to mitigate such risks.

The risk assessment for each program was reviewed by the ERM Committee, which then presented the results to the Compensation Committee at its February 2009 meeting. Both the ERM Committee and the Compensation Committee concluded, based on such risk assessment, that the risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. Accordingly, we determined that no disclosure pursuant to Item 402(s) of Regulation S-K was required.

Compensation Discussion and Analysis

8.

We note your disclosure that you base bonus awards upon the achievement of financial metrics which for 2009 were 80% on Rayonier’s (and for Messrs. Boynton and Brannon also their respective business units’) performance for the year with regard to Net Income and CAD as measured against budgeted levels. Item 402(b) of Regulation S-K requires the disclosure of targets when relevant to executive compensation. See Staff Observations in the Review of Executive Compensation Disclosure available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. We also note that in your prior response letters dated September 20, 2007 and December 27, 2009 you indicated that you would not disclose targets at the business unit level in reliance on Instruction 4 to Item 402(b) of Regulation S-K. Please tell us why you have not disclosed corporate level targets for Net Income and CAD as required.

Given the specific disclosure in our Proxy Statement on page 22 of: (i) the special item adjustments made by the Committee to reported Net Income and CAD for purposes of 2009 bonus calculations (“a decrease in net income of $138 million and a decrease in CAD of $20 million”); and (ii) the specific level of performance achieved versus budgeted Net Income and CAD, taking into account the Committee’s adjustments (“151% of budgeted net income and 117% of budgeted CAD”), we concluded that the budgeted levels of Net Income and CAD were easily determinable based on our published financial results, and that further disclosure was not necessary.

The calculations necessary to determine budgeted Net Income and CAD are as follows:

•

Rayonier’s 2009 Net Income (as reported in our 2009 Annual Report on Form 10-K), was $313 million. After subtracting the $138 million special item adjustment, Net Income for bonus calculations was $175 million, which is 151% of budgeted Net Income of $116 million (175/1.51).

•

Similarly, 2009 CAD of $230 million (disclosed in our Form 10-K), reduced by the $20 million special item adjustment results in adjusted CAD of $210 million, which is 117% of budgeted CAD of $179 million (210/1.17).

Our intention was not to withhold this information and if the Staff believes that disclosure of the specific corporate level budgeted amounts for our Bonus Plan financial metrics would improve the quality of our CD&A, we will incorporate such disclosure in future Proxy Statement filings rather than relying on their ease of calculation based on public information.

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

*	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or if additional information is needed.

Sincerely,

/s/ Hans E. Vanden Noort

Hans E. Vanden Noort

Senior Vice President and Chief Financial Officer

Principal Accounting Officer